Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170173

O’DONNELL STRATEGIC INDUSTRIAL REIT, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 11, 2012

TO THE PROSPECTUS DATED MAY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of O’Donnell Strategic Industrial REIT, Inc. (the “Company”), dated May 15, 2012, Supplement No. 1, dated May 16, 2012, Supplement No 2, dated June 11, 2012, Supplement No. 3, dated July 30, 201, and Supplement No. 4, dated August 14, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the initial public offering of shares of common stock of the Company; and

(2)	a potential real property investment.

Status of Our Public Offering

We commenced our initial public offering of 110,526,316 shares of common stock on August 15, 2011. Of these shares, we are offering 100,000,000 shares in a primary offering and 10,526,316 shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Tennessee. As of August 8, 2012, we had satisfied these conditions. As of September 10, 2012, we had accepted investors’ subscriptions for and issued 223,013 shares of our common stock in the offering, resulting in our receipt of gross proceeds of approximately $2,020,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of September 10, 2012, we had 110,303,303 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until August 15, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by August 15, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Potential Real Property Investments

Our advisor will from time to time identify certain properties for potential investments. Our disclosure of a proposed acquisition does not guaranty that we will ultimately consummate the acquisition or that the information relating to the potential acquisition will not change prior to closing. Significant conditions to acquiring a potential acquisition may include our ability to raise sufficient proceeds in the offering to pay a portion of the purchase price, securing a joint venture partner and securing debt financing to pay the balance of the purchase price. Such joint venture partners or financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition will, to the extent such information is available, include the following:

•	proposed purchase price, terms and conditions;

•	physical condition, age, curb appeal and environmental reports;

•	location, visibility and access;

•	historical financial performance;

•	tenant rent roll and tenant creditworthiness;

•

lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal, expansion, termination, purchase options, exclusive and permitted uses provisions, assignment and sublease provisions, and co-tenancy requirements;

•	local market economic conditions, demographics and population growth patterns;

•	neighboring properties; and

•	potential for new property construction in the area.

Our advisor has identified the property listed below as a potentially suitable investment for us. Due to the considerable conditions that must be satisfied in order to acquire this property, we cannot make any assurances that the closing of this acquisition is probable. Moreover, other properties may be identified in the future that we may acquire prior to or instead of the property described below.

Property	Proposed Acquisition	Year Built	Seller(1)	Approximate Purchase Price(2)	Approximate Compensation to Affiliates(3)	Initial Yield(4)	Average Yield(5)
Industrial Facility Tampa, Florida	November 15, 2012	2012	Flowbake Tampa East, LLC	$1,684,067	$34,000	7.38%	7.75%

(1)	Seller is an unaffiliated third party.

(2)	Approximate purchase price does not include acquisition and closing fees, which we expect to be approximately 3.0% of the contract purchase price. See acquisition fees described in note 3 below.

(3)	Amounts include fees payable to our advisor for acquisition fees in connection with the property acquisition.

(4)

Initial yield is calculated as the current annualized rental income for the in-places lease at the property divided by the property purchase adjusted for certain seller credits, exclusive of acquisition costs and fees to our advisor or its affiliates. The property is subject to a long-term net lease, pursuant to which the tenant is required to pay substantially all the operating expenses and capital expenditures in addition to base rent. Accordingly, our management believes that the current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(5)

Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. In general, the property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

Property	Number of Tenants	Tenant	Rentable Square Feet	Physical Occupancy
Industrial Facility Tampa, Florida	1	Flowers Baking Co. of Bradenton, LLC	12,160(1)	100%

(1)	The rentable square feet is expected to be 12,160 when certain improvements of the property are completed.

The table below provides leasing information for the major tenant, which is expected to occupy the property:

Property	Major Tenant(1)	Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Industrial Facility Tampa, Florida	Flowers Baking Co. Bradenton, LLC	$124,000	(2)	$10.21	November 1, 2012	October 31, 2027

(1)	Major tenants include those tenants that occupy 10% or more of the rentable square feet of the property.

(2)	The annual base rent will increase 5% every five years.

(3)	Lease is expected to initiate November 1, 2012, upon completion of the build-to-suit.

We expect to purchase the property with proceeds from our ongoing public offering of common stock and debt. We believe the property is suitable for its intended purpose as an industrial facility and is adequately insured. We do not have any proposed improvements to the property. The property is newly built and therefore does not have any rental history.

O’Donnell Management Company, an affiliate of our advisor, will have the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the property listed above. In accordance with the property management agreement, we may pay to O’Donnell Management Company 3.0% of the monthly rental revenue.

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